Hi Juanita,

I can confirm that I have now completed a SBSE-A/A submission due to changes in our Principal population on behalf of Morgan Stanley & Co. International Plc.

In summary the following amendments have been submitted:

- Addition of: Christopher Beatty
- Removal of: Arun Kohli

Furthermore, I have attached all the relevant documents: Opinion Counsel, Books & Records, Custodian, Foreign Financial Authority and the 7R.

If any further information is required, please do let me know.

Kind regards,
Samiul

Samiul Hoque
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com